UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

April 7, 2010

EXPEDITE 4, INC.
 (Exact name of registrant as specified in its charter)

Delaware	000-52866	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88 Guihuayuan, Guanjingcheng Yujiang, Yingtan City, Jiangxi Province People’s Republic of China
(Address of principal executive offices) (Zip Code)

+86 (701) 568-0890
 (Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

EXPEDITE 4, INC.
___________________________

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
___________________________

EXPEDITE 4, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF EXPEDITE 4, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about April 7, 2010, to the holders of common stock, par value $0.001 per share of Expedite 4, Inc., a Delaware corporation (the “Company”).  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board. The resignation of the existing directors and the appointment of the new directors will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders.

On March 29, 2010, we acquired a company that is in the business of breeding, raising and selling live hogs in accordance with a Share Exchange Agreement dated March 29, 2010 (the “Exchange Agreement”) by and among Expedite 4, Inc. (“we,” “Expedite 4” or the “Company”), Southern China Livestock International Inc., a Nevada corporation (“SCLI”), and the shareholders of SCLI (the “SCLI Shareholders”). The closing of the transaction (the “Closing”) took place on March 29, 2010 (the “Closing Date”). On the Closing Date, pursuant to the terms of the Exchange Agreement, we acquired all of the outstanding shares (the “Interests”) of SCLI from the SCLI Shareholders; and the SCLI Shareholders transferred and contributed all of their Interests to us. In exchange, we issued to the SCLI Shareholders, their designees or assigns, 5,623,578 shares (the “Exchange Shares”) or 99.97% of the shares of common stock of the Company issued and outstanding after the Closing (the “Combination”).  Therefore, SCLI became a wholly-owned subsidiary of the Company. The Combination resulted in a change in control of the Company.

On March 29, 2010, pursuant to a Subscription Agreement (the “Subscription Agreement”) between the Company and certain investors named in the Subscription Agreement, we completed an offering (the “Offering”) of the sale of investment units (the “Units”) for a total of $5,090,000, each Unit consisting of two (2) shares of common stock (the “Shares”) and four-year warrants to purchase one (1) share of common stock of the Company, at an exercise price of $5.50 per share (the “Investor Warrants”). The Closing of the Combination was conditioned upon all of the conditions of the Offering being met, and the Offering was conditioned upon the Closing of the Combination.

Further and in connection with the Combination, Sheila Hunter resigned as the sold officer of the Company and Luping Pan and Shu Kaneko were appointed as the new officers of the Company, effective immediately at the Closing. In addition, Sheila Hunter has resigned as the sole director of the Company, and Dengfu Xu, Xin Zhao, Luping Pan and Shu Kaneko have been appointed as the new directors of the Company effective ten (10) days following the filing and mailing of this Schedule 14f-1.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the Closing of the Combination and the Offering on March 29, 2010, the Company had 200,000,000 authorized shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share, of which 6,643,078 shares of common stock are issued and outstanding and no shares of preferred stock were issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our common stock beneficially owned on April 7, 2010 after the Closing of the Combination and the Offering, for (i) each stockholder known to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common shares subject to options, warrants or convertible securities exercisable or convertible within 60 days as of the date hereof are deemed outstanding for computing the percentage of the person or entity holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name of Beneficial Owner	Number of Common Stock Owned	Percent of Class (1)
Liqiang Song (2)(3)	5,061,220	76.19%
Dengfu Xu (3)	1,075,206	16.19%
Luping Pan (3)	726,589	10.09%
Xin Zhao	0	0.00%
Shu Kaneko	0	0.00%
Xianyue Li (3)	418,411	6.30%
Genkai Zhang (3)	418,411	6.30%
Mude Pan (3)	488,104	7.35%
All Executive Officers and Directors as a group (4 persons)	1,801,795	26.28%

(1)	Based on 6,643,078 shares of common stock issued and outstanding after the Offering.

(2)	Liqiang Song was issued 5,061,220 shares pursuant to the Exchange Agreement at the Closing of the Combination.

(3)
Prior to the Closing Date, Liqiang Song entered into earn-in agreements with ten (10) individuals pursuant to which these individuals have the right to exercise their call rights for a total of 5,061,220 shares subject to the fulfillment of certain conditions as set forth herein.

CHANGES IN CONTROL

On March 29, 2010, the Company and its stockholders entered into an Exchange Agreement with SCLI and the SCLI Shareholders, pursuant to which the Company issued to SCLI Shareholders and their designees a total of 5,623,578 shares of common stock of the Company in exchange for all the issued and outstanding shares of SCLI from the SCLI Shareholders at the Closing of the Combination. After the Combination, SCLI became a wholly owned subsidiary of the Company. Therefore, the Combination resulted in a change in control of the Company.

Further and in connection with the Combination, Sheila Hunter resigned as the sold officer of the Company and Luping Pan and Shu Kaneko were appointed as the new officers of the Company, effective immediately at the Closing. In addition, Sheila Hunter has resigned as the sole director of the Company, and Dengfu Xu, Xin Zhao, Luping Pan and Shu Kaneko have been appointed as the new directors of the Company effective ten (10) days following the filing and mailing of this Schedule 14f-1.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

At the Closing Date of the Exchange Agreement, Sheila Hunter, our sole officer, resigned from all her positions and Luping Pan and Shu Kaneko were appointed as the officers of the Company. Upon effectiveness of an information statement required by Rule 14f-1 promulgated under the Exchange Act, Sheila Hunter shall resign as the sole Director of the Company, and Dengfu Xu, Shu Kaneko, Luping Pan and Xin Zhao shall be appointed as the Directors of the Company.

The following table sets forth the names, ages, and positions of our new executive officer and director. Executive officers are elected annually by our Board of Directors.  Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified.  Directors are elected annually by our stockholders at the annual meeting.  Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

NAME	AGE	POSITION
Dengfu Xu	57	Chairman
Luping Pan	45	President, Chief Executive Officer, Secretary, and Director
Shu Kaneko	44	Chief Financial Officer and Director
Xin Zhao	36	Director

The business background descriptions of the newly appointed directors and officers are as follows:

Dengfu Xu, Chairman

Mr. Xu has been appointed as our Chairman of the Board of Directors.  He has served as management of our subsidiary Jiangxi Huaxin since the formation of the company in 2005. He has over twenty years of experience in the pig breeding industry. Mr. Xu was a recipient of “Wuyi Model Worker” government award for his “brilliant” achievement in livestock breeding industry.  He is also the current Chairman of the Jiangxi Pig Breeding Association and a Delegate of Political Consultative Conference of Yingtan City.

Luping Pan, President, Chief Executive Officer, Secretary and Director

Mr. Pan has been appointed as our Chief Executive Officer, President, Secretary and Director. He has served as management of our subsidiary Jiangxi Huaxin since the formation of the company in 2005.  He has over twenty years of experience in the pig breeding industry.  Mr. Pan currently serves as Vice-Chairman of Jiangxi Pig Breeding Association and a Delegate of Political Consultative Conference of Yingtan City. From 1986 through 2001, Mr. Xu served as a trade manager with the Yujiang Trade and Economy Bureau.

Shu Kaneko, Chief Financial Officer and Director

Mr. Kaneko has been appointed as our Chief Financial Officer and as a member of the Board of Directors.  Mr. Kaneko has over 16 years of experience in the financial service industry.  He has served as the chief financial officer of Emerald Dairy Inc. since November 2007.  Prior to his position with Emerald Dairy, Mr. Kaneko worked with the financial services advisory group with Ernst & Young from 2001 through 2007.  Mr. Kaneko received his Master of Business Administration from Georgetown University.

Xin Zhao, Director

Ms. Zhao has been appointed as a member of the Board of Directors. She has served as management of our subsidiary Jiangxi Huaxin since the formation of the company in 2005. She has 15 years of financial experience as a Certified Public Accountant in China. From 1996 to 2004, Ms. Zhao worked as an accountant for Zhejiang Tianjian Accounting LLP. She worked as financial consultant for Yayi International (OTC.BB: YYIN) in 2007 and 2008.  Ms. Zhao received a bachelor’s degree in accounting from Northeast Financing University.

Employment Agreements

We currently do not have employment agreement with any our directors and executive officers.

Family Relationships

There are no family relationships between any of our directors or executive officers and any other directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

On September 27, 2007, we issued 100,000 shares of common stock to Sheila Hunter for $100, or $.001 per share, in acceptance ofthe incorporation expenses for the Company.

We formerly used the office of the management at no cost to us. We ceased using the office space upon closing the Share Exchange.

Reorganization Related Transactions

Mr. Liqiang Song currently owns 9,000,000 shares, which represent 90% of the issued and outstanding shares of SCLI, and will receive 5,061,220 shares of common stock from Expedite 4 pursuant to the Exchange Agreement. Prior to the Closing Date, Liqiang Song will enter into earn-in agreements with ten (10) individuals pursuant to which these individuals will have the right to exercise their call rights for a total of 5,061,220 shares subject to the fulfillment of certain conditions.  Dengfu Xu and Luping Pan, who will be appointed as our officers and/or directors following the Combination, will have the right to exercise their call rights for a total of 1,801,795 shares of Expedite 4 common stock subject to the following conditions:  (1) 20% of the earn-in shares subject to the call right shall vest and become exercisable on the date that the individuals enters into an employment agreement with Beijing Huaxin for a term of not less than 3 years (“Condition 1”), (2) 30% of the earn-in shares subject to the call right shall vest and become exercisable on the Effective Date of the Registration Statement (“Condition 2”), and (3) 50% of the earn-in shares subject to the call right shall vest and become exercisable on the date of fulfillment of the 2010 net income of SCLI of a minimum of $6,000,000 (“Condition 3”). The additional eight (8) individuals will have the right to exercise their call rights for the remaining 3,259,425 shares of Expedite 4 common stock subject to the following conditions:  (1) 50% of the earn-in shares subject to the call right shall vest and become exercisable upon the satisfaction of Condition 2, and (2) 50% of the earn-in shares subject to the call right shall vest and become exercisable upon the satisfaction of Condition 3.  The call right is exercisable at an exercise price of $0.01 per share (par value of the shares of SCLI) for a period of five years commencing from 180 days subsequent to the closing of the share exchange agreement.

On November 3, 2008, Beijing Huaxin entered into an Equity Interests Transfer Agreement with Mr. Dengfu Xu, Mr. Luping Pan, Mr. Mude Pan, Mr. Genkai Zhang, Mr. Xianyue Li, Mr. Min Yang and Ms. Jianying Xu, who are the former shareholders of Jiangxi Huaxin, pursuant to which 99% of the equity interests in Jiangxi Huaxin was transferred to Beijing Huaxin and Mr. Dengfu Xu kept the 1% equity interest in Jiangxi Huaxin. On January 15, 2010, Mr. Dengfu Xu transferred the remaining 1% equity interest in Jiangxu Huaxin to Beijing Huaxin. As a result, Beijing Huaxin holds 100% equity interests in Jiangxi Huaxin and Jiangxi Huaxin became a wholly-owned subsidiary of Beijing Huaxin.

Mr. Dengfu Xu and other fifteen stockholders made non-interest bearing loans to the Company from time to time to meet working capital needs of the Company. For the years ended September 30, 2009 and 2008, Jiangxi Huaxin made aggregate borrowings from the sixteen stockholders of $45,659 and $131,151, respectively, and made aggregate repayments to the sixteen stockholders of $9,366,132 and $12,582,246, respectively.  As of September 30, 2009 and 2008, the outstanding balances due from stockholders were $0 and $10,128,624, respectively. As of September 30, 2009 and 2008, the outstanding balances due to stockholders were $2,606,446 and $10,191,580, respectively.

In December 2007, seven subsidiaries of Jiangxi Huaxin declared dividend in the amount of $9,077,815 to its stockholders. Dividend in the amount of $1,941,297 was paid in cash and outstanding balance $7,136,518 were offset against the shareholders loan.

In December 2008, seven subsidiaries of Jiangxi Huaxin declared dividend in the amount of $13,329,328 to its stockholders. Dividend in the amount of $1,700,979 was paid in cash and outstanding balance $11,628,349 was offset against the shareholders loan.

Other than the above, none of the following persons has any direct or indirect material interest in any transaction to which we are a party since our incorporation or in any proposed transaction to which we are proposed to be a party:

(A)	Any of our directors or officers;
(B)	Any proposed nominee for election as our director;
(C)	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our common stock; or
(D)
Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of our company.

EXECUTIVE COMPENSATION

EXPEDITE 4 EXECUTIVE COMPENSATION SUMMARY

Summary Compensation Table

The following table sets forth all cash compensation paid by the Company, for the year ended September 30, 2009 and 2008.  The table below sets forth the positions and compensations for each officer and director of the Company.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)
Sheila Hunter	2009	$0	$0	$0	$0	$0	$0	$0	$0
President, CEO	2008	$0	$0	$0	$0	$0	$0	$0	$0
and CFO (1)

(1)
On the Closing Date, Sheila Hunter tendered her resignation from all offices held in the Company, effective immediately, and from the Board of Directors, effective upon effectiveness of an information statement required by Rule 14f-1 promulgated under the Exchange Act.

Outstanding Equity awards at Fiscal Year End

There are no outstanding equity awards as of the date hereof.

Director Compensation

Our directors will not receive a fee for attending each board of directors meeting or meeting of a committee of the board of directors. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Option Grants

We do not maintain any equity incentive or stock option plan.  Accordingly, we did not grant options to purchase any equity interests to any employees or officers, and no stock options are issued or outstanding to any officers.  We do, however, anticipate adopting a non-qualified stock option plan where we will be granting our officers options to purchase our common stock pursuant to the terms of their employment agreements.  But, no such plan has been finalized or adopted.

Certain Relationships and Related Transactions

We will present all possible transactions between us and our officers, directors or 5% stockholders, and our affiliates to the Board of Directors for their consideration and approval. Any such transaction will require approval by a majority of the disinterested directors and such transactions will be on terms no less favorable than those available to disinterested third parties.

JIANGXI HUAXIN EXECUTIVE COMPENSATION SUMMARY

The following table sets forth all cash compensation paid by Jiangxi Huaxin, for the year ended September 30, 2009 and 2008.  The table below sets forth the positions and compensations for each officer and director of Jiangxi Huaxin.

Name	Title	09/30/2009 Fiscal Year Annual Salary (US$)	09/30/2008 Fiscal Year Annual Salary (US$)
Dengfu Xu (1)	Chairman	$29,200	$29,200
Luping Pan (1)	CEO	$29,200	$29,200

(1)
In connection with the Closing of the Combination, Mr. Dengfu Xu was appointed as the Chairman, effective upon the effectiveness of a Schedule 14f-1 Information Statement, and Luping Pan was appointed as Chief Executive Officer, President and Secretary of the Company, effective immediately at the Closing.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

Our certificate of incorporation provides that we shall indemnify our directors to the full extent permitted by the provisions of Section 102(b)(7) and Section 145 of the Delaware General Corporation Law (the “DGCL”) as the same may be amended and supplemented. Section 102(b)(7) of the DGCL, relating to indemnification is hereby incorporated herein by reference. Notwithstanding the above, our certificate of incorporation provides that a director shall be liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to us; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

At present, there is no pending litigation or proceeding involving any of our director, officer or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the transactions contemplated by the Combination. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

Expedite 4, Inc.
88 Guihuayuan, Guanjingcheng
Yujiang, Yingtan City, Jiangxi Province
People’s Republic of China

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDITE 4, INC.

Date: April 7, 2010	By:	/s/ Luping Pan
Luping Pan President, Chief Financial Officer and Secretary